Corporate Presentation April 2016 Filed Pursuant to Rule 433 Issuer Free Writing Prospectus dated April 29, 2016 Relating to Preliminary Prospectus dated April 26, 2016 Registration Statement No. 333-208875

Forward Looking Statements and Other Legal Matters We have filed a registration statement on Form S-1 (Registration No. 333-208875) (including a preliminary prospectus) with the SEC for the offering to which this presentation relates. The registration statement has not yet become effective. Before you invest, you should read the preliminary prospectus in the registration statement, including the Risk Factors set forth therein, and other documents we filed with the SEC for more complete information about Spring Bank Pharmaceuticals and this offering. The information in this presentation supplements the information contained in the preliminary prospectus. Accordingly, this presentation should be read together with the preliminary prospectus dated April 26, 2016 included in Amendment No. 4 to the Registration Statement on Form S-1. You may obtain a copy of Amendment No. 4 to the Registration Statement and the preliminary prospectus for free by visiting EDGAR on the SEC web site at www.sec.gov. Copies of the preliminary prospectus may also be obtained by contacting Dawson James Securities, Inc., 1 North Federal Highway, Suite 500, Boca Raton, FL 33432, or by telephone at (561) 208-2939 or by email at mmclaren@dawsonjames.com. This presentation contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this presentation, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words ‘‘anticipate,’’ ‘‘believe,’’ ‘‘estimate,’’ ‘‘expect,’’ ‘‘intend,’’ ‘‘may,’’ ‘‘plan,’’ ‘‘predict,’’ ‘‘project,’’ ‘‘target,’’ ‘‘potential,’’ ‘‘will,’’ ‘‘would,’’ ‘‘could,’’ ‘‘should,’’ ‘‘continue,’’ and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make as a result of various risks, uncertainties and other important factors described under the sections in the preliminary prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in the preliminary prospectus. The forward looking statements contained in this presentation reflect our current views with respect to future events, and we assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. 1

Executive Management Team Name Title Prior Experience Martin Driscoll Chief Executive Officer Kris Iyer, PhD Chief Scientific Officer & Co-Founder Nezam Afdhal, MD Chief Medical Officer Jonathan Freve, CPA Chief Financial Officer Authored >100 issued and filed patents - Current Scientific Advisory Board Member 2

Spring Bank Investment Opportunity Lead asset, SB 9200, is a first-in-class, selective immunomodulator with potential pan-viral applications Multiple anticipated milestones expected during the use of proceeds period from this offering SB 9200 could become a backbone therapy for the treatment of chronic hepatitis B (HBV) when used alone or in combination with other antiviral agents SB 9200 is expected to enter Ph 2a clinical trial in HBV during the first half of 2016 with initial results reported during the first half of 2017 Oral bioavailability, safety and antiviral activity observed in Ph 1 clinical trial in HCV demonstrated proof of principle and support initiation of Ph 2a clinical trial in HBV Potential development of SB 9200 in other viral diseases, including RSV, HIV latency & hepatitis delta (HDV), subject to additional funding 3

Program Candidate Indication / Therapeutic Area Discovery Preclinical Phase 1 Phase 2 Anticipated Milestones SB 9200 HBV* Phase 2a Initiation in H1 2016 HCV Seek Collaborations RSV† Initiate Clinical Development HIV Latency† Establish Preclinical Proof-of-Principle HDV† Establish Preclinical Proof-of-Principle SB 9400, SB 9941 & SB 9946† RNA Viral Diseases IND-Enabling Toxicology Studies Planned Non-Viral Programs† Inflammation & Oncology Target Identification and Lead Optimization Portfolio Development Status Phase 2 Ready Phase 2 Ready * Phase 1 trial in indication not conducted. † We do not plan to advance these programs without obtaining additional financing beyond the proceeds of this offering. Phase 1 Completed 4

Report additional results from SB 9200 Phase 2a HBV trial by H2 2017 Initiate SB 9200 Phase 2b HBV trial (subject to results of Phase 2a, additional funding & discussions w/ regulatory authorities) Phase 1 HCV data on SB 9200 presented at the 2015 AASLD meeting Clinical trial collaboration announced with Gilead Sciences for HBV Phase 2 program Anticipated Milestones Report initial results from SB 9200 Phase 2a HBV trial in H1 2017 Initiate SB 9200 Phase 2a HBV trial 2017 H2 2016 H1 2016 H2 2015 5 Preclinical data on SB 9200 presented at 2016 EASL meeting & 29th ICAR meeting

SB 9200 – Phase 1 Proof-of-Principle Study in HCV Patients Oral bioavailability, safety and antiviral activity in the treatment of HCV patients observed Phase 1 study in treatment naïve HCV patients Part A: Single ascending doses of 100 – 800 mg, N=8 Part B: Multiple ascending doses 200 – 900 mg once a day for 7 days, N=30 Included both Genotype 1 and 3 patients Dosing up to 900 mg once a day for 7 days was well tolerated No dose limiting toxicities No systemic interferon-like symptoms reported No nonspecific immune response observed No SAEs attributed to SB 9200 Biomarker data affirmed novel mechanism of action (MOA) Induction of intracellular interferon signaling pathways demonstrated Antiviral activity was observed at all dose levels Phase 1 clinical trial demonstrated proof-of-principle for SB 9200 as a host immunomodulator 6

Chronic HBV Remains a Major, Global Unmet Medical Need Sources: WHO, CDC & Hepatitis B Foundation Feb 2014. Chronic HBV infection prevalence: Approximately 240M globally, with approximately 14M in the U.S. and Europe More than 780,000 people worldwide die every year due to complications of chronic HBV infection Current HBV treatments are generally unable to provide sustained virological response following treatment cessation Seroconversion or loss of hepatitis B surface antigen (HBsAg) required for functional cure Opportunity exists for new treatments that can achieve functional cure in chronic HBV infection Geographic Distribution of Chronic HBV Infection HBsAg Prevalence >8% – High 2%-7% – Intermediate <2% – Low 7

SB 9200 – A Novel Candidate for HBV A differentiated therapy with potential to drive functional cure in HBV patients Contemporary HBV drugs are ineffective at reducing/clearing surface antigens Current oral antiviral therapies including polymerase inhibitors Baraclude (entecavir) and Viread (tenofovir) can control HBV replication Treatments do not lead to significant levels of clearance of HBsAg Often require life-long treatment Subcutaneous pegylated interferon alfa (PEG-IFN-α) products are slightly more effective than oral antiviral therapies at achieving loss or clearance of HBsAg (approximately 5% - 10% of patients) Associated with significant side effects High variability in patient response – patients are typically categorized as either responders, partial responders or non-responders SB 9200 in combination with oral antiviral therapies or alternative complementary therapies may potentially provide functional cure as a safe, well tolerated oral regimen Potent inhibition of HBV replication demonstrated in preclinical models Additional support for potent antiviral activity of SB 9200 demonstrated in woodchuck model SB 9200 could become a backbone immunomodulatory therapy for the treatment of HBV 8

SB 9200 in Woodchuck Model for HBV Data supports clinical evaluation of SB 9200 in HBV The ideal preclinical model for studying HBV The woodchuck hepatitis virus (WHV) and its host, the American woodchuck, is accepted as the most suitable animal model for human HBV infection due to similarities in morphology, genome structure, gene products, replication, and epidemiology Also useful as a model for PK/PD and assessment of drug toxicity SB 9200 study designs in woodchucks Study 1 evaluated oral dosing of SB 9200 at 15 mg/kg/day or 30 mg/kg/day for a duration of 12 weeks Study 2 evaluated oral dosing of SB 9200 at 30 mg/kg/day for a duration of 12 weeks followed by four weeks of oral dosing of entecavir (ETV) at 0.5 mg/kg/day Serum WHV DNA and woodchuck surface antigen (WHsAg) levels, as well as cccDNA, viral RNA, and replication intermediates were assessed Study results from SB 9200 in woodchucks All animals dosed with SB 9200 showed a treatment response SB 9200 demonstrated dose-dependent reduction in viral DNA and WHsAg Reductions in cccDNA, viral RNA and replication intermediates were also observed SB 9200 was well tolerated in both studies with no adverse events observed 9

# SB 9200 Demonstrates Potent Antiviral Activity in Chronically WHV-Infected Woodchucks (1)

*In study subsequent entecavir treatment augments SB 9200's ability to reduce viremia*



Average Decline in Serum WHV DNA (log10) in Woodchucks
SB 9200
entecavir
Serum WHV DNA log10 (ge/mL)
1x10^12
1x10^10
1x10^8
1x10^6
1x10^4
Average decline of 6.43 log10
Average decline of 2.2 log10
Average decline of 3.7 log10
0 2 4 6 8 10 12 14 16
Weeks
SB 9200 monotherapy 15 mg/kg/day oral, 12 weeks (n=5)
SB 9200 monotherapy 30 mg/kg/day oral, 12 weeks (n=5)
SB 9200 monotherapy 30 mg/kg/day oral, 12 weeks; followed by entecavir monotherapy 0.5 mg/kg/day oral, 4 weeks (n=5)

- Recent third party study evaluating recombinant IFN-α in woodchucks reported an average decline in serum WHV DNA of approximately 3.0 $log_{10}$ following 15 weeks of treatment. The study differed from the Company studies, including that woodchucks were dosed at 20 μg (three doses per week) for seven weeks followed by 100 μg (three doses per week) for eight weeks[2]
  - A high degree of variability in the antiviral response of individual woodchucks related to the kinetics and magnitude of serum WHV DNA decline was also reported

(1) In collaboration with Dr. Stephan Menne, Georgetown University, and with support from NIH.
(2) Fletcher SP, Menne S (2015) Intrahepatic Transcriptional Signature Associated with Response to Interferon-α Treatment in the Woodchuck Model of Chronic Hepatitis B. PLOS Pathogens (Sept. 2015).

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# Treatment with SB 9200 Leads to Decline in Serum WHsAg Levels in Chronically WHV-Infected Woodchucks [1]

*Reduction of serum WHsAg in sequential dosing study believed to support thesis to combine SB 9200 with oral antiviral agents*



Average Decline in Serum WHsAg (log10) in Woodchucks
Serum WHsAg log10 (ng/mL)
1x10⁶
1x10⁵
1x10⁴
1x10³
1x10²
SB 9200
entecavir
Average decline of 0.5 log10
Average decline of 1.6 log10
Average decline of 3.29 log10
0 2 4 6 8 10 12 14 16
Weeks
SB 9200 monotherapy 15 mg/kg/day oral, 12 weeks (n=5)
SB 9200 monotherapy 30 mg/kg/day oral, 12 weeks (n=5)
SB 9200 monotherapy 30 mg/kg/day oral, 12 weeks; followed by entecavir monotherapy 0.5 mg/kg/day oral, 4 weeks (n=5)

- **Four of five** woodchucks in the sequential dosing study of SB 9200 and entecavir demonstrated serum WHsAg levels near the lower limit of quantification (LLOQ, 3 at week 17 and 1 at week 20)
- Same third party study evaluating recombinant IFN-α in woodchucks reported an average decline in serum WHsAg of approximately 2.0 $\log_{10}$ following 15 weeks of treatment [2]
  - A high degree of variability in individual woodchucks related to serum WHsAg decline was also reported

(1) In collaboration with Dr. Stephan Menne, Georgetown University, and with support from NIH.
(2) Fletcher SP, Menne S (2015) Intrahepatic Transcriptional Signature Associated with Response to Interferon-α Treatment in the Woodchuck Model of Chronic Hepatitis B. PLOS Pathogens (Sept. 2015).

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# Early Viral Kinetics Have Been Predictive of Response and Eventual HBsAg Loss in HBV Patients

*Reduction of HBsAg following 12 weeks of PEG-IFN-α treatment is a key predictor of functional cure*

**In clinical studies evaluating PEG-IFN-α–based regimens, decline of HBsAg at Week 12 was highly predictive of response and eventual HBsAg loss** [(1,2)]

- 1–$\log_{10}$ reduction at Week 12 is best predictor of eventual HBsAg loss
- Observations occurred both in patients treated with monotherapy PEG-IFN-α as well as with combination regimens of PEG-IFN-α and oral antivirals, including Viread
  - HBsAg declines reported to be largely driven by treatment with PEG-IFN-α

**Assessment of HBsAg decline at Week 12 from Phase 2 program, expected to provide meaningful insight into SB 9200's ability to help deliver eventual HBsAg loss in chronic HBV patients**

- In a third party study, approximately 10% - 20% of chronic HBV patients receiving PEG-IFN-α–based regimens demonstrated a 1–$\log_{10}$ decline in HBsAg at Week 12 [(1)]

(1) Chan H – Early Decline in Serum HBsAg at Weeks 4 and 12 of Therapy With Tenofovir Disoproxil Fumarate and Pegylated Interferon Is Predictive of HBsAg Loss (AASLD. 2015, Abstract 624).
(2) Sonneveld MJ – Response-Guided Peginterferon Therapy in Hepatitis B e Antigen-Positive Chronic Hepatitis B Using Serum Hepatitis B Surface Antigen Levels (Hepatology 2013).

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Phase 2 Clinical Trials of SB 9200 in HBV Clinical trial collaboration with Gilead to evaluate SB 9200 with nucleotide analog Viread Randomized, placebo controlled, multiple ascending dose trial Up to 100 non-cirrhotic HBV subjects, randomized 4:1 between SB 9200 and placebo Stratification based on HBe status SB 9200 administered once daily for 12 weeks Following treatment with SB 9200, all patients will switch to 12 weeks of treatment with Gilead Sciences’ Viread (tenofovir) Endpoints: Primary endpoint – reduction in HBV DNA from baseline Secondary endpoints – safety, reduction in HBsAg and HBeAg Initiation expected in H1 2016 Initial results anticipated in H1 2017 Additional results for all patients in trial anticipated by 2H 2017 Phase 2a Trial Phase 2b Trial (subject to additional funding) Subject to the Phase 2a results and discussions with regulatory authorities, we expect to evaluate up to two doses of SB 9200 both as monotherapy and in combination with Viread (tenofovir) in 200 patients with chronic HBV Viread SB 9200 25 mg SB 9200 50 mg SB 9200 100 mg SB 9200 200 mg 13

Summary of SB 9200 for HBV Oral, first-in-class immunomodulator for the treatment of HBV Proof-of-principle for SB 9200 established in Phase 1 study in HCV patients Biomarker data affirmed novel MOA through induction of intracellular interferon signaling pathways Antiviral activity was observed at all dose levels Safe and well-tolerated with no systemic interferon-like symptoms or SAEs reported Results from woodchuck studies support clinical evaluation of SB 9200 in HBV All animals dosed with SB 9200 showed a treatment response SB 9200 demonstrated dose-dependent reduction in viral DNA and WHsAg Reductions in cccDNA, viral RNA and replication intermediates were also observed In the sequential dosing study of SB 9200 and entecavir, four woodchucks demonstrated serum WHsAg levels near the LLOQ at a point in the study Phase 2a HBV study to be initiated in H1 2016, with initial data expected in H1 2017 Clinical trial collaboration with Gilead to evaluate SB 9200 sequentially and in combo with Viread SB 9200 has the potential to be used as a complementary therapy to other investigational treatments for HBV Opportunity to become the immunomodulatory drug of choice in a HBV combo regimen 14

Offering Summary Issuer Spring Bank Pharmaceuticals, Inc. Proposed Ticker / Exchange SBPH / NASDAQ Proposed Offering Size $15.0 Million Expected Shares Offered 1,154,000 (100% Primary Shares) Filed Range $12.00 - $14.00 per share Underwriters Option 15.0% Insider Participation Certain executive officers, directors and existing stockholders and their affiliates and family members have indicated an interest in purchasing an aggregate of up to approximately $8.0 million of common stock in the offering Lockup Period 180 Days Use of Proceeds Conduct the planned Phase 2a clinical trial of SB 9200 in chronic HBV Working capital and other general corporate purposes Bookrunner Dawson James 15

Financial Highlights Founded in 2002 $40 million of funding since inception $13 in million cash, cash equivalents and marketable securities as of 12/31/2015 Use of proceeds Conduct Phase 2a clinical trial of SB 9200 in chronic HBV Working capital and general corporate purposes 16

Lead asset, SB 9200, is a first-in-class, selective immunomodulator with potential pan-viral applications Spring Bank Pharmaceuticals Highlights Chronic HBV remains a major, global unmet medical need with opportunity for new treatments that can achieve functional cure - initiation of Ph 2a clinical trial of SB 9200 planned in HBV in a clinical trial collaboration with Gilead in 1H 2016 SB 9200 could become a backbone therapy for the treatment of chronic hepatitis B (HBV) when used alone or in combination with other antiviral agents Oral bioavailability, safety and antiviral activity observed in Ph 1 clinical trial in HCV demonstrated proof of principle and support initiation of Ph 2a trial in HBV Multiple anticipated milestones expected during the use of proceeds period from this offering - in addition, the potential development of SB 9200 in other viral diseases, including RSV, HIV latency & hepatitis delta (HDV), is subject to additional funding 17

Thank you!